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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 DSI TOYS, INC.
                            (Name of Subject Company)

                                    MVII, LLC
                                E. THOMAS MARTIN
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  232968 10 7
                      (CUSIP Number of Class of Securities)

                                E. THOMAS MARTIN
                                    MVII, LLC
                                 654 OSOS STREET
                        SAN LUIS OBISPO, CALIFORNIA 93401
                                 (805) 545-7900
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidder)

                                 With copies to:

J. TODD MIROLLA, ESQ.                            GREGG R. CANNADY, ESQ.
ANDRE, MORRIS & BUTTERY                          CARRINGTON, COLEMAN, SLOMAN &
1304 PACIFIC STREET                              BLUMENTHAL, L.L.P.
SAN LUIS OBISPO, CA 93401                        200 CRESCENT COURT, SUITE 1500
(805) 543-4171                                   DALLAS, TX 75201
                                                 (214) 855-3067

                            CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
           ----------------------                ----------------------

                 $7,008,000                             $1,401.60

---------------
* Estimated solely for purposes of calculating the amount of filing fee. The Transaction Valuation assumes the purchase of 1,600,000 shares of Common Stock, par value $.01 per share, of the Subject Company at the offer price of $4.38 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by MVII, LLC for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,401.60
Filing Party:  MVII, LLC, E. Thomas Martin
Form or Registration No.:  Schedule 14D-1
Date Filed:  April 21, 1999

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     MVII, LLC, a limited liability company formed under the laws of the State of California (the "Purchaser"), and E. Thomas Martin, a controlling member and the sole Manager and President of the Purchaser, hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, filed on April 21, 1999, as set forth in this Amendment No. 1. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 10. ADDITIONAL INFORMATION.

     The information set forth in Item 10(f) is hereby amended and supplemented by the following:

          The information set forth in Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended and supplemented by the following:

               (i) The seventeenth line of the first paragraph of such Section 14 is hereby amended and supplemented by adding the phrase "and in addition to (and not in limitation of) the Purchaser's right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Stock Purchase Agreement), and subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) relating to the Purchaser's obligation to pay for or return tendered Shares after termination of the Offer," immediately after the second comma appearing in such line; and

               (ii) The eighteenth line of the first paragraph of such Section 14 is hereby amended by deleting the phrase, "subject as aforesaid," appearing in such line.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MVII, LLC

                                             By:   /s/ E. Thomas Martin
                                                   ----------------------------
                                                   Name:  E. Thomas Martin
                                                   Title: Manager

Dated: May 4, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   /s/ E. Thomas Martin
                                                   ----------------------------
                                                   E. Thomas Martin

Dated:  May 4, 1999


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------

(a)(1)*           -- Offer to Purchase dated April 21, 1999.

(a)(2)*           -- Letter of Transmittal.

(a)(3)*           -- Notice of Guaranteed Delivery.

(a)(4)*           -- Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.

(a)(5)*           -- Letter to Clients for use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees.

(a)(6)*           -- Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

(a)(7)*           -- Form of Summary Advertisement as published in the New York
                     Times on April 21, 1999.

(a)(8)*           -- Text of Press Release, dated April 15, 1999, issued by the
                     Company and Purchaser.

(a)(9)*           -- Text of Press Release, dated April 21, 1999, issued by the
                     Purchaser.

(b)               -- None.

(c)(1)*           -- Stock Purchase and Sale Agreement dated April 15, 1999, between the Company and the Purchaser.

(c)(2)*           -- Form of Side Letter Agreement dated April 15, 1999,
                     between the Purchaser and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(3)*           -- Shareholders' and Voting Agreement dated April 15, 1999, among the Purchaser, the Company and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(4)*           -- Registration Rights Agreement dated April 15, 1999, among the Company, the Purchaser, and certain management shareholders and a limited partnership controlled by a management shareholder.

(c)(5)*           -- Form of Irrevocable Proxy dated April 15, 1999, between the Purchaser and certain management shareholders and a limited partnership controlled by a management shareholder.

(d)               -- None.

(e)               -- Not applicable.

(f)               -- None.



* Previously filed.


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